UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

JA Energy
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

46607P 203

(CUSIP Number)

UBI Blockchain Internet LTD

Smart-Space 3F, Level 9, Cyberport 3

100 Cyberport Road, Hong Kong

People's Republic of China

(852) 36186110

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 3, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 46607P 203	Schedule 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) UBI Blockchain Internet LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

36,000,000 shares, represents 30,000,000 shares of Class A Common Stock, par value $0.001 per share, and 6,000,000 shares of Class B Common Stock, par value $0.001 per share of JA Energy. Each Class B Common Stock is convertible into one share, fully paid and nonassessable Class A Common Stock, par value $0.0001 per share of JA Energy, on a 1:1 basis upon written notice to the transfer agent. Each share of the Class B Common Stock is entitled to ten (10) votes per share.

The Class A Common Stock and Class B Common Stock, par value $0.001 per share of JA Energy vote together as a single class.

	8	SHARED VOTING POWER 0
9

SOLE DISPOSITIVE POWER

36,000,000 shares (represents 6,000,000 shares of Class B Common Stock, where each Class B share is convertible into one share of fully paid and nonassessable Class A Common Stock, on a 1:1 basis upon written notice to the transfer agent.

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 99.8% of common stock(1)
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 46607P 203	Schedule 13D	Page 3 of 6 Pages

1) Percentage of total voting power represents voting power with respect to all shares of our Common Stock (30,217,046 issued and outstanding) and Class B Voting stock (6,000,000 shares issued and outstanding), as a single class. The holder of our Class B Voting Stock are entitled to ten votes per share, and holders of our Class A Common Stock are entitled to one vote per share. The 6,000,000 Class B shares have voting rights equal to 60,000,000 common shares. Percentage of Total Voting Power is calculated based on an aggregate of 90,217,046 (30,217,046 Class A Common + 60,000,000 Class B Voting Common) shares issued and outstanding. Shares issued and outstanding as described in Item 5 of this Schedule 13D, as reported in the Issuer’s Current Report on Form 8-K filed with the U. S. Securities and Exchange Commission (“SEC”) on October 4, 2016.

Item 1.		Security and Issuer

	(a)	Name of Issuer:

JA Energy, a Nevada corporation (the "Issuer").

	(b)	Address of Issuer’s Principal Executive Offices:

8250 W. Charleston Blvd, Suite 110
Las Vegas, NV 89117

Item 2.		Identity and Background.

	(a)	Name of Person Filing:
	(b)	Address of Principal Business Office:
	(c)	Citizenship:

UBI Blockchain Internet LTD Smart-Space 3F, Level 9, Cyberport 3 100 Cyberport Road, Hong Kong People's Republic of China

Item 3. Source and Amount of Funds or Other Consideration.

On or about October 3, 2016, the UBI Blockchain Internet LTD ("Reporting Person") purchased 30,000,000 Class A Common Shares, 6,000,000 Class B Common Shares and 40,000,000 Class C Common, non-voting shares for $200,000 directly from the Issuer in a Reg S Offering. The Class C Common Shares cannot be issued until the company increases the number of authorized shares. The funds to purchase these shares came directly from the bank account of the Reporting Person. The funds came from previous investments made by the Reporting Person.

CUSIP No. 46607P 203	Schedule 13D	Page 4 of 6 Pages

Item 4. Purpose of Transaction.

The Reporting Person has acquired the Securities of the Issuer for investment purposes, and such purchases have been made in the Reporting Person’s ordinary course of business.

Item 5. Interest in Securities of the Issuer.

(a) Amount Beneficially Owned:

As of the close of business on October 3, 2016, UBI Blockchain Internet LTD, a Hong Kong corporation, beneficially owns 30,000,000 shares of the Issuer's Class A Common, 6,000,000 shares of the Issuer's Class B Common, and 40,000,000 shares of the Issuer's Class C, when authorized to be issued. Tony Liu is the beneficial owner of UBI Blockchain Internet LTD, who has the ultimate voting control over the shares held by this entity. The Class A, B and C Common shares were purchased by UBI Blockchain Internet LTD in September, 2016, directly from the Issuer for $200,000 through a Regulation S Offering. These shares were issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended (the "Act") and were issued under Regulation S to UBI Blockchain Internet LTD who attested they are accredited investors who are not citizens nor residents of the USA.

(b) Percent of Class:

As of the close of business on November 5, 2014, UBI Blockchain Internet LTD, a Hong Kong corporation, beneficially owns 99.8% of the Issuer’s Common Stock outstanding (see Item 4(a) above), which percentage was calculated based on 30,217,046 issued and outstanding Class A Common shares, and 6,000,000 issued and outstanding Class B Voting stock, as a single class. The 6,000,000 Class B shares have voting rights equal to 60,000,000 common shares. Percentage of Total Voting Power is calculated based on an aggregate of 90,217,046 (30,217,046 Class A Common + 60,000,000 Class B Voting Common) shares issued and outstanding. This was reported in the Issuer’s Form 8-K, filed with the U.S. Securities & Exchange Commission on October 4, 2016.

CUSIP No. 46607P 203	Schedule 13D	Page 5 of 6 Pages

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 7 on such reporting person’s cover page hereto.

(ii) Shared power to vote or to direct the vote:

See Item 8 on such reporting person’s cover page hereto.

(iii) Sole power to dispose or to direct the disposition of:

See Item 9 on such reporting person’s cover page hereto

(iv) Shared power to dispose or to direct the disposition of:

See Item 10 on such reporting person’s cover page hereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

CUSIP No. 46607P 203	Schedule 13D	Page 6 of 6 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit	Description

1	Regulation S Subscription Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

October 6, 2016	By:	/s/ Tony Liu
Tony Liu
Beneficial Owner